Filed by Newell Rubbermaid Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jarden Corporation

Commission File No.: 001-13665

March 18, 2016

Explanatory Note: This Form 425 contains the proxy card sent out to Newell Rubbermaid Inc. stockholders on March 18, 2016, in anticipation of the Newell Rubbermaid Inc. Annual Meeting of Stockholders to be held on April 15, 2016.

NEWELL RUBBERMAID INC. THREE GLENLAKE PARKWAY ATLANTA, GA 30328

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on April 14, 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by Newell Rubbermaid in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on April 14, 2016. Have your proxy card in hand when you call and follow the simple instructions provided to you.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M99036-S42695                         KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NEWELL RUBBERMAID INC.

Proposals – The Board of Directors recommends you vote FOR Proposals 1, 2 and 4.	For	Against	Abstain

1.     Approval of the issuance of shares of Newell Rubbermaid Inc. common stock to stockholders of Jarden Corporation, pursuant to the Agreement and Plan of Merger, dated as of December 13, 2015, as it may be amended from time to time, by and among Newell Rubbermaid Inc., Jarden Corporation, NCPF Acquisition Corp. I, a wholly owned subsidiary of Newell Rubbermaid Inc., and NCPF Acquisition Corp. II, a wholly owned subsidiary of Newell Rubbermaid Inc.

	☐	☐	☐

2.     Adjournment of the Newell Rubbermaid Annual Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve Proposal 1 have not been obtained.

	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated.			☐

Please indicate if you plan to attend this meeting.	☐	☐
	Yes	No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

3.	Election of Directors – The Board of Directors recommends you vote FOR the Nominees listed below:	For	Against	Abstain

	3a. Thomas E. Clarke	☐	☐	☐

	3b. Kevin C. Conroy	☐	☐	☐

	3c. Scott S. Cowen	☐	☐	☐

	3d. Michael T. Cowhig	☐	☐	☐

	3e. Domenico De Sole	☐	☐	☐

	3f. Michael B. Polk	☐	☐	☐

	3g. Steven J. Strobel	☐	☐	☐

	3h. Michael A. Todman	☐	☐	☐

	3i. Raymond G. Viault	☐	☐	☐

4.	Advisory resolution to approve executive compensation.	☐	☐	☐

NOTE: To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Newell Rubbermaid Annual Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M99037-S42695

Proxy Solicited by the Board of Directors for the Annual Meeting of Stockholders of Newell Rubbermaid to be held April 15, 2016.
The undersigned hereby appoints Michael B. Polk, John K. Stipancich, Bradford R. Turner and Michael R. Peterson, and each of them individually, as proxies, with the powers the undersigned would possess if personally present, and with full power of substitution, to vote at the Annual Meeting of Stockholders of NEWELL RUBBERMAID INC. to be held April 15, 2016, and at any adjournments or postponements thereof, on each of the proposals listed on the reverse side.

This proxy revokes all previous proxies. The proxies named above are authorized to vote in their discretion with respect to any other matters that may properly come before the Newell Rubbermaid Annual Meeting or any adjournment or postponement of the Newell Rubbermaid Annual Meeting.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. It is important that your shares are represented at the Newell Rubbermaid Annual Meeting, whether or not you plan to attend the Newell Rubbermaid Annual Meeting in person. To make sure that your shares are represented, we encourage you to sign, date and return this card, or vote your shares by using either of the electronic means described on the reverse side.

When this Proxy is properly executed, the shares to which it relates will be voted in the manner directed herein. If no direction is made, the shares will be voted FOR proposal (1) on the reverse side, FOR proposal (2) on the reverse side, FOR the election of all director candidates nominated by the Board of Directors on the reverse side and FOR proposal (4) on the reverse side and, in the discretion of the persons named as proxies, with respect to any other matters that may properly come before the Newell Rubbermaid Annual Meeting or any adjournment or postponement of the Newell Rubbermaid Annual Meeting.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)
Continued and to be signed on reverse side

Additional Information and Where to Find it

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden, including Amendment No. 1, 2 and 3, and that also constitutes a prospectus of Newell Rubbermaid. The registration statement on Form S-4 was declared effective on March 18, 2016 and the Joint Proxy Statement/Prospectus has been mailed to shareholders of Newell Rubbermaid and Jarden. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on February 29, 2016, its Form 10-K/A filed with the SEC on March 7, 2016 and its Form 8-K filed with the SEC on March 11, 2016. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on February 26, 2016, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.